May 19, 2005

Mr. Mike Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 0308

Washington, DC  20549

Re:                               SEC 2nd Comment Letter on Form 10K for the Year-Ended December 25, 2004

File No.: 0-22012

Dear Mr. Moran:

We are writing in response to your letter of May 5, 2005 in which you made additional comments relating to our annual report on Form 10-K for the year-ended December 25, 2004 (“2nd Comment Letter”).  The goal of this letter is to provide you with detailed answers where requested.  Where we have analyzed your comment and agree with your conclusion we simply agree to implement your requests in future filings as requested in the 2nd Comment Letter.  The numbers set forth below correspond to the numbered comments in the 2nd Comment Letter.

Below we have responded to each of your 6 comments in the 2nd Comment Letter after restating each question in its entirety (in italics):

General

1.                                       Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

We agree to make all additional disclosures and/or other revisions to be made in accordance with your comments in Winmark’s future filings, beginning with our next filing on Form 10-Q for the three month period ending June 25, 2005 or on Form 10-K for the year ending December 31, 2005 as indicated in the response to each comment.  Where our analysis supports a conclusion different from that in the 2nd Comment Letter, our analysis and explanation is in this letter (or attachment).  In accordance with your requests contained in the 2nd Comment Letter, we have not included the actual disclosures we intend to make in future filings.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 15

2.                                      We note your response to our prior comment number 8.  Please tell us whether you intend to expand your analysis in future filings to discuss the potential variability in cash flows, including known trends and uncertainties that will have or are reasonably likely to have a material impact on your liquidity.

As suggested, we agree to expand our analysis in future filings to discuss the potential variability in cash flows, including known trends and uncertainties that will have, or are reasonable likely to have, a material impact on our liquidity.  We agree to provide such additional analysis and disclosure, beginning with our Form 10-Q for the three months ending June 25, 2005.

Item 8: Financial Statements and Supplementary Data

General

3.                                       We note that your response in our prior comment number 10 and your representation that you satisfy the exception from the definition of investment company as provided in Section 3(b)(1) of the Investment Company Act of 1940 (“Investment Company Act”).  Please provide to us the basis for your determination, including a detailed analysis of each Tonopah factor as it applies to you.  In your analysis relating to the activities of your directors and officers, please explain how much time such persons have devoted, and currently devote, to overseeing and/or managing your investments in securities.  Please also explain to us what you mean by “aggressively pursuing a strategy” to reduce your percentage of investment securities below 40% of your total assets.  In doing so, explain what actions you have taken or plan to take, the expected outcome of the actions and the expected time frame within which the percentage of investment securities is expected to drop below 40% of your total assets.  Please also disclose in your Form 10-K risk disclosure that you have not registered as an investment company in reliance on the primary business standard under Section 3(b)(1) of the Investment Company Act and the effects that registration as an investment company, if required, might have on your business.

We have attached as Exhibit A, a memorandum of our legal advisor, Lawrence P. Stadulis of Stradley Ronan Stevens and Young, LLP, Washington, D.C.  Such analysis provides a basis for our determination that we are exempt from the Investment Company Act under Section 3(b)(1) and includes a detailed analysis of each Tonopah factor as it applies to us.

The memorandum also includes an analysis of the activities of the directors and officers of Winmark Corporation and how much time each has devoted to overseeing and/or managing our investments in 2004 and thus far in 2005.  In addition, the memorandum estimates how much time each officer and the directors will spend on our investments in 2005.  The statements in the memorandum in this regard are based on factual representations of the officers of Winmark Corporation.

We reiterate that we are aggressively pursuing a strategy to reduce our investment securities below 40% of our total assets.  The strategy is comprised of two parts: (i) we are adding leased assets to our balance sheet as part of the execution of our business strategy to grow our small-ticket and middle-ticket leasing operations and (ii) we have executed a non-binding letter of intent to purchase Pinnacle Capital, LLC, a Washington-based small-ticket leasing company.

First, we continue to expand our small-ticket and middle-ticket leasing businesses.  Our CEO, John L. Morgan, has a 30-year history in the leasing business.  In 1997, he was CEO of a publicly trading leasing business that merged with TCF Financial (NYSE; TCB).  Mr. Morgan left TCF in 1999, and was subject to a five-year noncompetition agreement through April 1, 2004.  Since April 1, 2004, we have built infrastructure, hired personnel and started leasing assets.  Our plan is to utilize a combination of our cash flow from our existing businesses and debt to grow our leasing operations.  We anticipate that the growth of our leasing operations and the corresponding increase in total assets of Winmark Corporation will result in investment securities being less than 40% of total assets before the end of the first quarter of 2006 (without giving any effect to the proposed acquisition).

Second, our acquisition target, Pinnacle Capital, had total assets of over $13.7 million at December 31, 2004.  We estimate that closing will be late June or early July of 2005.  We estimate that (without giving any effect to the future growth of our small-ticket and middle-ticket leasing businesses) the acquisition of Pinnacle Capital would reduce the percentage of investment securities to total assets to below 40%.  This percentage is only an approximation at this point as valuation activities, which are a normal part of the acquisition process, may change the purchase price of Pinnacle Capital.  We cannot assure you that this transaction will close.

As suggested, we agree to make additional disclosures requested in this comment in our Form 10-K for the year ending December 31, 2005 if our investment securities exceed 40% of total assets or another exemption is not available to us at that time.  Specifically, in such case, we agree to disclose that we are not registered as an investment company in reliance on Section 3(b)(1) of the Investment Company Act and will discuss and disclose the effects that registration as an investment company, if required, might have on our business.

Notes to the Consolidated Financial Statements, page 29

Note 3: Investments, page 32

4.                                       We note your response to our prior comment number 18.  Please tell us whether you intend to comply with the disclose requirements in paragraph 22 of EITF 03-1 in future filings.

We will comply with the disclosure requirements in paragraph 22 of EITF 03-1 in future filings.  We agree to make the additional disclosures requested by this comment in each annual report on Form 10-K filed in the future.

Item 9A: Controls and Procedures, page 42

5.                                      We note your response to our prior comment number 20 and your representation that you will make the additional disclosures in future filings beginning with your fiscal year ended December 25, 2004.  The additional disclosures should be made in your quarterly reports as well.  Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report in your quarterly reports on Form10-Q.

Our Form 10-Q for the first quarter ended March 26, 2005 and filed May 9, 2005 included the changes to Item 4: Controls and Procedures requested by you in your original Comment Letter.

Signatures

6.                                       We note your response to our prior comment number 23 and your representation to file an amendment containing the signature of your principal accounting officer and indicating that Brett D. Heffes is your principal financial officer.  Please file the amendment.

On May 13, 2005, we filed an amendment to annual report on Form 10-K including the signatures of Gary Stofferahn our controller and principal accounting officer and indicating that Brett D. Heffes is our principal financial officer.

If you have any questions regarding the above analysis, please contact Mark Hooley, our Vice President and General Counsel at 763/520-8405, or me at 763/520-8415.

Best Regards,

WINMARK CORPORATION

		By	/s/ Brett D. Heffes
Brett D. Heffes
Chief Financial Officer and Treasurer

BDH/ks

cc:	Bill Thompson
Mark Hooley

Stradley Ronon Stevens & Young, LLP

1220 19th Street, N.W.

Washington, DC  20036

(202) 822-9611

To:	Winmark Corporation
From:	Lawrence P. Stadulis	Date:	May 16, 2005

Subject:	Status of Winmark Corporation Under the Investment Company Act of 1940

This memorandum analyzes the status of Winmark Corporation (“Winmark”) under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”). (1)  While the analysis as to whether an exemption under Section 3(b)(1) of the 1940 Act applies to Winmark is fact intensive, and, therefore, I am unable to render a formal legal opinion, reasonable arguments can be made that Winmark is currently exempt from this definition under Section 3(b)(1).(2)

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of its total assets on an unconsolidated basis (exclusive of U.S. government securities and cash items).  Section 3(a)(2) defines “investment securities” for purposes of Section 3(a)(1)(C) to include all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries of the owner which are not investment companies.  Winmark currently meets the Section 3(a)(1)(C) definition of investment company because more than 40% of its assets, on an unconsolidated basis, are comprised of investment securities.

Notwithstanding this fact, Section 3(b)(1) provides that an issuer will not be deemed an investment company as defined in Section 3(a)(1)(C) if it is primarily engaged, directly or through wholly-owned subsidiaries, in a business other than that of investing, reinvesting, owning, holding or trading in securities.  Thus, Winmark is not a Section 3(a)(1)(C) investment company if it meets the self-executing terms of Section 3(b)(1).

(1)                                  You have provided all of the factual representations on which the analysis is based and I have not conducted any independent inquiry to substantiate their validity.

(2)                                  This memorandum does not address Winmark’s status under Section 3(a)(1)(A) of the 1940 Act.  That section alternatively defines investment company as an issuer that is, holds itself out as, or proposes to be engaged primarily in the business of investing, reinvesting, or trading in securities.  The section was designed to capture “orthodox investment companies, “i.e., a company that knows that it is an investment company and does not claim to be anything else.”  Securities and Exchange Comm’n v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3, 27 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970).  You believe that Winmark is clearly not an orthodox investment company and, therefore, that an analysis under this section is not necessary.

The Securities and Exchange Commission historically has taken the position that its determination of an issuer’s primary business under Section 3(b)(1) is based on five principal factors: (1) the issuer’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income.  Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).  The two most important factors are the composition of the issuer’s assets and the sources of its income.  A discussion of each of these factors, as it applies to Winmark, is set forth below.

1.                         Historic Development

Winmark was incorporated in Minnesota in 1988.  From the very beginning, Winmark’s core business has been to act as a franchisor of value-oriented retail store concepts that buy, sell, trade and consign merchandise.  Winmark currently conducts this franchising business through four store brands.  The evolution of each brand is discussed below.

Play It Again Sports®— Winmark began franchising the Play It Again Sports® brand in 1988.  Play It Again Sports® stores sell, buy, trade and consign used and new sporting goods, equipment and accessories for a variety of athletic activities including hockey, wheeled sports (in-line skating, skateboards, etc.), fitness, ski/snowboard, golf and baseball/softball.  The stores offer a flexible mix of merchandise that is adjusted to adapt to seasonal and regional differences.  Play It Again Sports® is known for providing the highest value to the customer by offering a mix of used and new sporting goods.  At the end of fiscal 2004, Play It Again Sports® had 412 franchised stores open, with approximately $245 million in aggregate revenue.

Once Upon A Child® — Winmark began franchising the Once Upon A Child® brand in 1993.  Once Upon A Child® stores sell and buy used and new children’s clothing, toys, furniture, equipment and accessories.  This store brand primarily targets cost-conscious parents of children ages infant to 10 years with emphasis on children age’s seven years old and under.  These customers have the opportunity to sell their used children’s items to a Once Upon A Child® store when outgrown and to purchase quality used children’s clothing, toys, furniture and equipment at prices lower than new merchandise.  New merchandise is offered to supplement the used merchandise. At the end of fiscal 2004, Once Upon A Child® had 208 franchised stores open, with approximately $88 million in aggregate revenue.

Plato’s Closet®— Winmark began franchising the Plato’s Closet® brand in 1999.  Plato’s Closet® stores sell and buy used and new clothing and accessories geared toward the teenage and young adult market.  Customers also have the opportunity to sell their used items to a Plato’s Closet® store when outgrown and to purchase quality used clothing and accessories at prices lower than new merchandise. At the end of fiscal 2004, Plato’s Closet® had 128 franchised stores open, with over $50 million in aggregate revenue.

Music Go Round®— Finally, Winmark began franchising the Music Go Round® brand in 1994.  Music Go Round® stores sell, buy, trade and consign used and new musical instruments, speakers, amplifiers, music-related electronics and related accessories for parents of children who play musical instruments, as well as professional and amateur musicians. At the end of fiscal 2004, Music Go Round® had 41 franchised stores open, with approximately $29 million in aggregate revenue.

For each of the brands listed above, Winmark supports its franchisees by providing them with training prior to operating their business and operations personnel to assist the franchisee in the opening of a new business.  Winmark also has an ongoing field support program designed to assist franchisees in operating their stores.  Winmark’s franchise support personnel visit each store periodically.  Winmark provides centralized buying services including credit and billing for the Play It Again Sports® franchisees.  Winmark has developed a computerized point-of-sale system designed specifically for use in its franchise retail stores.  The current system includes our Winmark’s Data Recycling System® software.  Winmark provides both computer software and hardware support for its franchise systems through our Computer Support Center.

Winmark Equipment Leasing – On April 1, 2004, Winmark entered the equipment leasing business.  Winmark’s CEO has previous experience operating a successful equipment leasing company but was bound not to be in the equipment leasing business under a non-competition agreement with his previous employer, which extended through March 31, 2004.  Since April 1, 2004, Winmark has been building its physical and information technology infrastructure to ramp up its equipment leasing operations.  Winmark has entered two distinct segments of the equipment leasing industry.

First, Winmark entered into the small-ticket leasing business.  The small-ticket leasing business focuses on equipment ranging in value from $5,000 to $250,000.  Winmark has hired sales personnel, operations personnel and credit personnel to support such leasing operations.

Second, Winmark entered into the middle-ticket leasing business.  The middle-ticket leasing business focuses on equipment ranging in value from $250,000 to $7,500,000.  Winmark has hired sales personnel, administrative personnel, and credit personnel to support its operations.  As of March 26, 2005, Winmark had a leasing portfolio of $2.0 million.  Winmark’s leased assets is forecasted to grow to over $10.9 million as of December 31, 2005.

2.                         Public Representations

Winmark’s public representations concerning its business are entirely consistent with its historic development.  In this regard, Winmark’s Internet homepage states as follows:

Winmark Corporation develops, franchises and operates value oriented retail concepts for stores that buy, sell, trade and consign quality used and new merchandise.  Each franchise emphasizes the ultimate in consumer value by offering high quality used merchandise at substantial savings, and by purchasing or accepting as trade customers’ used goods that have been outgrown or are no longer used.  New merchandise is offered to supplement the selection of used goods.  Our franchising success is proven by over 800+ franchised stores across North America.(3)

(3) http://www.winmarkcorporation.com/WINMARKCORPORATION/myheadline.asp?S=7374&PubID=4348&P=4776.

Winmark’s public representation in filings with the SEC are similar.  For example, Winmark’s most recent Form 10-K states that Winmark is a franchisor of value-oriented retail store concepts that buy, sell, trade and consign merchandise.  Winmark was incorporated in Minnesota in 1988.  Each of our retail store brands emphasizes consumer value by offering high-quality used merchandise at substantial savings from the price of new merchandise and by purchasing customers’ used goods that have been outgrown or are no longer used.  The stores also offer new merchandise to customers.(3)

Thus, Winmark clearly holds itself out as a franchisor and not an investment company.

3.                         Activities of Officers and Directors

A brief overview of the day-to-day activities of Winmark’s officers and directors is set forth below.  It is evident from these activities that Winmark’s officers and directors are not primarily engaged in investment company activities.

John L. Morgan

Mr. Morgan is Winmark’s CEO.  His day-to-day activities include:

•                  monitoring and supervising managers of the franchise businesses;

•                  chief operating responsibilities with respect to middle-ticket leasing operations including:

•                  managing and training sales force;

•                  transaction review and approval;

•                  managing lease administration; and

•                  hiring lease personnel.

As a very small percentage of his time, Mr. Morgan manages and deploys cash generated by the franchising business.  This has included making and monitoring investments.  Mr. Morgan estimates that he spent approximately 100 hours for the year ended December 31, 2004 (or less than 4%) of his time managing Winmark’s investments.  Mr. Morgan spent 20 hours (3.1%) of his time managing Winmark’s investments in the first quarter of 2005.  During the remainder of 2005, Mr. Morgan expects to spend approximately 1% to 2% of his time on investment related activities.

(4) http://www.winmarkcorporation.com/WINMARKCORPORATION/myarticles.asp?S=7374&P=4791&PubID=4348&M=161344&page=myarticles.asp.

Stephen M. Briggs

Mr. Briggs is Winmark’s President and Chief Operating Officer.  His day-to-day activities include:

•                  chief operating responsibilities for the franchise brands;

•                  working with Mr. Morgan to initiate middle-ticket leasing operations; and

•                  supervisory responsibility with respect to the small-ticket leasing business

Mr. Briggs estimates that he spent approximately 10 hours for the year ended December 31, 2004 (or less than .4%) of his time managing Winmark’s investments.  Mr. Briggs spent 2 hours (.3%) of his time managing Winmark’s investments in the first quarter of 2005.  During the remainder of 2005, Mr. Briggs expects to spend less than 1% of his time on investment related activities.

Brett D. Heffes

Mr. Heffes is the Company’s Chief Financial Officer and Treasure and manages the Company’ accounting, credit and collections, information technology, franchisee computer support center and lease funding operations.  Mr. Heffes did play a role in analyzing and documenting each of these investments.  Mr. Heffes estimates that he spent approximately 90 hours for the year ended December 31, 2004 (or less than 3.5%) of his time managing the Company’s investments.  Mr. Heffes spent approximately 15 hours (2.3%) of his time managing Winmark’s investments in the first quarter of 2005.  During the remainder of 2005, Mr. Heffes expects to spend approximately 2% to 3% of his time on investment related activities.

Mark T. Hooley

Mr. Hooley is the Company’s Vice President and General Counsel.  He is also President of Winmark Business Solutions.  His day-to-day activities include:

•                  managing the Company’s legal affairs and

•                  chief operating responsibilities for the Company’s small-ticket leasing business.

Mr. Hooley estimates that he spent approximately 20 hours for the year ended December 31, 2004 (or less than 1%) of his time managing the Company’s investments.  Mr. Hooley spent 3 hours (.5%) of his time managing Winmark’s investments in the first quarter of 2005.  During the remainder of 2005, Mr. Hooley expects to spend less than 1% of his time on investment related activities.

Steve A. Murphy

Mr. Murphy is Vice President of Operations.  He has chief operating responsibility for the Company’s Play It Again Sports® brand and Music Go Round® brand.  Mr. Murphy spends no time on investment activities.

Rebecca J. Geyer

Ms. Geyer is Vice President of Operations.  She has chief operating responsibility for the Company’s Plato’s Closet® brand, Once Upon A Child® brand and franchise sales.  Ms. Geyer spends no time on investment activities.

Winmark Corporation Board of Directors

The Board of Directors normally meets five times per year.  The Board has discussed and approved each of Winmark’s private company investments.  The Board has historically been updated briefly at each Board meeting on investment activities.  Usually, this update lasts between five and fifteen minutes at each meeting.  Generally, at each meeting, the Board spends almost all of its time discussing the franchising operations and the launch of the equipment leasing business.

4.                                      Asset Composition

Winmark has determined that, as of December 25, 2004, approximately 65% of its total assets were comprised of investment securities under Section 3(a)(1)(C).  At March 26, 2005, approximately 60.5% of its total assets were comprised of investment securities.  Moreover, Winmark is continuing to pursue its business strategy to modify its asset composition so that investment securities will comprise less than 40% of Winmark’s total assets.  Winmark has executed a non-binding letter of intent to purchase Pinnacle Capital, LLC, a small-ticket leasing company located in Tacoma, Washington.  Winmark has yet to announce its planned acquisition to the public.  Winmark is currently in the process of conducting a due diligence examination of the acquisition target.  If the planned acquisition closes, Winmark will add approximately $14.0 million in assets to Winmark’s existing assets.  Winmark expects that, if this acquisition closes, the investment securities held by Winmark will comprise less than 40% of the total assets of Winmark.

Also, Winmark is in the process of executing a plan to change the Company’s asset composition. As stated above, Winmark is operating two leasing business. Each of these businesses is adding assets to Winmark’s balance sheet. Based on our current forecast, we expect that, with the implementation of our business plan, we will purchase and lease approximately $15.8 million of assets in 2005. Regardless as to whether the acquisition referenced above closes, the successful implementation of this business plan will change the Company’s asset composition such that its investment securities will comprise less than 40% of its total assets prior to the end of the first quarter of 2006.

Prior to the investment securities sinking below 40% of total assets, however, Winmark believes that it will qualify for an exemption from application of the 1940 Act under Rule 3a-1.  The Company’s plan would result in qualification for such exemption by approximately the end of fiscal 2005 (without giving effect to the above acquisition).

At the end of the first quarter of 2005, Winmark’s assets that may be classified as investment securities were as follows.  With respect to each private company investment, the Company believes that such investment is related to its core business of either equipment leasing or franchising:

•                  Archiver’s.  At the end of fiscal 2004, Winmark valued its Archiver’s investment at $7.5 million.  Archiver’s is a retail chain of scrapbooking stores.  Archiver’s allowed Winmark to expand in another retail business with the possibility of franchising operations ultimately.  Winmark owns approximately 19.2% of Archiver’s outstanding stock.

•                  eFrame, LLC.  At the end of fiscal 2004, Winmark valued its membership interests in eFrame, LLC at $1,190,927.  Winmark owns 27.2% of eFrame, LLC and has the right to appoint a person to eFrame, LLC’s Board of Managers.  eFrame, LLC was a strategic investment that Winmark hoped would generate small-ticket leasing activity.  In its operations, eFrame, LLC sells and supports IT hardware for its customers.  Its customers regularly choose to lease such equipment rather than buying it, which was intended to create leasing opportunities for Winmark.

•                  Commercial Credit Group, Inc.  At the end of fiscal 2004, Winmark valued its preferred stock in Commercial Credit Group, Inc. at $1,477,977.  Winmark purchased preferred stock in Commercial Credit Group, Inc., a construction equipment leasing company, in part to enter the equipment leasing industry and penetrate an area of equipment leasing it does not intend to service.  As part of the original transaction, Winmark has a commitment to purchase additional membership interests with a value of $500,000.

•                  BridgeFunds, Inc..  At the end of fiscal 2004, Winmark had an outstanding note of $500,000 owing from BridgeFunds, Inc to Winmark with an annual interest rate of 12%.  Winmark also has a warrant to purchase 20% of BridgeFunds.  Winmark believes that lending BridgeFunds money is analogous to that of a lease transaction. As part of the original transaction, Winmark had a commitment to lend BridgeFunds an additional $1.5 million upon BridgeFunds meeting certain objective milestones ($500,000 of which has already been funded).

•                  Marketable Securities.  At the end of fiscal 2004, Winmark had approximately $1.6 million of marketable securities.  Approximately $600,00 of such marketable securities were government securities.  Since year-end, Winmark has sold approximately $300,000 of such marketable securities.

5.                                      Income

Winmark’s income from investment securities (excluding losses from eFrame, LLC and Commercial Credit Group, Inc.) for the year ended December 31, 2004, was $246,522.  This represented approximately 3.6% of Winmark’s total income for the quarter.  For the first quarter of 2005, Winmark’s income from investment securities was $55,377.  This represented approximately 4.75% of Winmark’s total income for the year.  This is far below the level of income from investment securities that normally is associated with an investment company.

In this connection, Rule 3a-1 under the 1940 Act provides an exemption from the Section 3(a)(1)(C) definition of investment company in addition to the one set forth in Section 3(b)(1).  To rely on the Rule 3a-1 exemption, an issuer may not, among other things, derive “more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) . . .from securities.”  This requirement provides a good rule of thumb for determining whether an issuer’s investment income is sufficiently large to raise investment company concerns.  During 2004 and the first quarter of 2004, Winmark’s investment income is not even close to this level.

*                                         *                                         *

Based on the foregoing discussion, it is evident that Winmark fails to meet four of the five factors traditionally indicative that an issuer’s primary business is that of being an investment company.  Specifically, Winmark’s historic development, its public representations and the activities of its officers and directors clearly demonstrate that it is primarily engaged in the franchising business and not the business of an investment company.  In addition, only a de minimus amount of its income is derived from investment securities.  This amount is so small in fact that it does not even come close to the level of income from investment securities typically associated with an investment company.

Thus, the only one of the five factors that raises an investment company status issue for Winmark is its asset composition.  Winmark is taking two actions which address this issue. Winmark (i) is pursuing a business strategy of growing its middle-ticket and small-ticket leasing operations and (ii) has signed a non-binding letter of intent to purchase a small-ticket leasing company with approximately $14 million in total assets (excluding government securities and cash).  The acquisition is tentatively scheduled to close in late June or early July, 2005.  If this planned acquisition closes, Winmark expects that its asset composition will change so that investment securities as a percent of Winmark’s total assets will be below 40%.  This will be confirmed subsequent to the completion of the due diligence process.  This is an approximation because the purchase price may change as part of the acquisition.

Regardless whether the above transaction closes, Winmark’s business strategy of operating and growing its leasing operations will reduce its investment securities below 40% of its total assets.  It is presently expected that this process will be completed (excluding any assets acquired in relation to the above described acquisition) no later than the end of the first quarter of 2006.

In light of the foregoing, while the analysis as to whether an exemption under Section 3(b)(1) of the 1940 Act applies to Winmark is fact intensive, and, therefore, I am unable to render a legal opinion, reasonable arguments can be made that Winmark currently is exempt under Section 3(b)(1).